

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 7, 2013

<u>Via E-mail</u>
Jon C. Sundt
Principal Executive and Principal Financial Officer
Altegris Winton Futures Fund, L.P.
c/o Altegris Portfolio Management, Inc.
1202 Bergen Parkway, Suite 212
Evergreen, CO 80439

   Re: Altegris Winton Futures Fund, L.P.
      Form 10-K for fiscal year ended December 31, 2012
      Filed April 1, 2013
      File No. 0-53348

Dear Mr. Sundt:

   We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

           Sincerely,

           /s/ Kevin Woody

           Kevin Woody
           Accounting Branch Chief